HAEMONETICS®

HAEMONETICS CORPORATION

400 Wood Road

Braintree, Massachusetts 02184-9144

(781) 848-7100

Christopher Lindop

Chief Financial Officer &

VP Business Development

United States

Securities and Exchange Commission

Attn: Jay Webb, Reviewing Accountant

Mail Stop 6010

Washington, DC  20549

RE:	Haemonetics Corporation
Form 10-K for the Fiscal-Year ended March 31, 2007
Filed May 25, 2007
Form 8-K filed January 31, 2008
Form No. 000-14041

Gentlemen:

On behalf of Haemonetics Corporation (the “Company”) we are providing this letter in response to the comments raised in the letter dated March 26, 2008 (the comment letter) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Christopher Lindop, Chief Financial Officer of the Company.

Form 8-K filed January 31, 2008

Comment 1:

Please refer to our prior comment 1.  We note your response to our comments and your proposed presentation of non-GAAP measures included in Exhibit I.  The proposed presentation may be confusing to investors as it continues to present your non-GAAP measures in a form similar to an income statement.  Additionally, each non-GAAP measure presented should include a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, to the most directly comparable GAAP measure and a statement disclosing the reasons why the registrant’s management believes that presentation of each non-GAAP financial measure provides useful information to investor regarding the registrant’s financial condition and results of operations.  This applies to every amount that you present as a non-GAAP measure, including per share amounts.  The reconciliation should both identify and quantify each reconciling adjustment included in the non-

GAAAP measure.  The statement of reason should address each of the adjusting items included in the non-GAAAP measure to the extent necessary to explain the reasons why management believes the measure is useful.  The discussion of your reasons for providing the measure should be specific and not broad or overly vague.  You should include the required disclosures for each non-GAAP measure you present.

•                  To eliminate investor confusion, please remove the non-GAAP income statement format presentation from future filings and instead disclose and appropriately reconcile only those non-GAAP measures specifically used by management (for example Non-GAAP net income) that you wish to highlight for investors.

Response to Comment 1:

In response to your comment we have attached as Exhibit 1 a revised presentation which eliminates the non-GAAP income statement format and instead provides a separate reconciliation of each non-GAAP measure.  We have also expanded upon the reasons we use such non-GAAP measures and their limitations.  We trust that use of this presentation format in the future, with whatever modifications are necessary to fit the future circumstances, will be responsive to your comments.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 781-356-9601.

Very Truly Yours,

/s/ Christopher Lindop
Christopher Lindop
Chief Financial Officer &
VP Business Development

Exhibit 1

Haemonetics Corporation Financial Summary

Reconciliation of Non-GAAP Measures

Haemonetics has presented supplmental non-GAAP financial measures as part of this earnings release.  A reconciliation is provided below that reconciles each non-GAAP financial measure with the most comparable GAAP measure.  The presentation of non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the most directly comparable GAAP measures.  There are material limitations to the usefullness of non-GAAP measures on a standalone basis, including the lack of comparability to the GAAP financial results of other companies.

These measures are used by management to monitor the financial performance of the business, inform business decision making, and to forecast future results.  Performance targets for management are established based upon these non-GAAP measures.  In the reconciliations below we have removed restructuring costs from our GAAP expenses.  These restructuring costs result from a significant transformation of our International businesses during our fiscal years 2008 and 2007.  This transformation resulted in the formation of a shared service center in Europe, and exiting various offices across Europe, and Japan.   We have also removed In-Process research and development expenses associated with the acquisition of Arryx, Inc. in FY07, and the receipt of an award resulting from a net settlement agreement against a competitor in FY07. Lastly removed is the impact of a reduction to income tax due to the finalization of an audit of prior year income tax returns in FY07. We believe this information is useful for investors because it allows for an evaluation of the Company with a focus on the performance of our core operations.

- Non-GAAP S,G&A and Non-GAAP Operating Expenses

The use of this non-GAAP measure allows management to monitor the ongoing level of spend that is necessary to support the business in a period when we are not transforming our business, or completing an acquisition of in-process research and development.  We establish our budgets, forecasts, and performance targets excluding these costs.

- Non-GAAP Operating Income and Non-GAAP Income Before Income Taxes

The use of these non-GAAP measures allows management to monitor the level of operating and total pre-tax profits without the costs of our business transformation or in-process research and development costs. We establish our budgets, forecasts, and performance targets on this basis.

- Non-GAAP Operating Income and Non-GAAP Income Before Income Taxes

The use of these non-GAAP measures allows management to monitor the level of operating and total pre-tax profits without the costs of our business transformation or in-process research and development costs. We establish our budgets, forecasts, and performance targets on this basis.

- Non-GAAP Net Income and Earnings Per Share

The use of these non-GAAP measures allows management to monitor the level of net income and earnings per share excluding both the costs of our business transformation, in-process research and development costs, as well as any related tax effects, and the favorable resolution of an audit of prior year tax returns.  We establish our budgets, forecasts, and performance targets on this basis.

Reconciliation of Non-GAAP Measures for the Full Year FY08 and FY07

	03/29/08	03/31/07
Non-GAAP S,G&A
GAAP S,G&A	$163,116	$137,073
Restructuring Costs	(6,307)	(3,518)
Non-GAAP S,G&A	$156,809	$133,555

Non-GAAP Operating expenses
GAAP Operating Expenses	$187,438	$164,555
Restructuring Costs	(6,307)	(3,518)
In-Process Research and Development	—	(9,073)
Baxter PI Settlement	—	5,700
Non-GAAP Operating Expenses	$181,131	$157,664

Non-GAAP Operating income
GAAP Operating Income	$70,287	$62,745
Restructuring Costs	6,307	3,518
In-Process Research and Development	—	9,073
Baxter PI Settlement	—	(5,700)
Non-GAAP Operating income	$76,594	$69,636

Non-GAAP Income before taxes
GAAP Income before taxes	$77,302	$72,336
Restructuring Costs	6,307	3,518
In-Process Research and Development	—	9,073
Baxter PI Settlement	—	(5,700)
Non-GAAP Income before taxes	$83,609	$79,227

Non-GAAP Net Income
GAAP Net Income	$51,980	$49,109
Restructuring Costs	6,307	3,518
In-Process Research and Development	—	9,073
Baxter PI Settlement	—	(5,700)
Tax benefit associated with Restructuring Costs	(2,067)	(1,180)
Tax benefit associated with Baxter PI Settlement	—	1,721
Resolution of Tax Contingencies	—	(3,967)
Non-GAAP NET INCOME	$56,220	$52,574

Non-GAAP Net Income per common share assuming dilution
GAAP Net Income per common share assuming dilution	$1.94	$1.78
Restructuring Costs after tax per common share assuming dilution	$0.16	$0.09
In-Process Research and Development per common share assuming dilution	$0.00	$0.33
Baxter PI Settlement per common share assuming dilution	$0.00	$(0.15)
Resolution of Tax Contingencies per common share assuming dilution	$0.00	$(0.14)
Non-GAAP Net Income per common share assuming dilution	$2.10	$1.90